Mail Stop 3-8

      June 8, 2005



By Facsimile and U.S. Mail

Mr. Steve Odland
Chairman and Chief Executive Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee  38103

      Re:    AutoZone, Inc.
                Form 10-K for the year ended August 28, 2004
                Form 10-Q for the quarter ended February 12, 2005
                File No.  1-10714

Dear Mr. Odland:

      We have reviewed your March 18, 2005 response to our prior comment letter and have the following additional accounting comments.
Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Exhibit 13.1

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies, Pages 19-22
Revenue Recognition, page 20

1. We have read your responses to our prior comment nos. 5, 6 and
9
in our March 9, 2005 comment letter regarding your belief that disclosure of the amount of total sales included in your statement of operations relating to the pay-on-scan ("POS") arrangements would not be relevant to a reader of your financial statements. It appears sales generated from these types of transactions require no use of cash and will have a positive impact on your cash flows. In this regard, we note the disclosures relating to POS arrangements in the liquidity section of Management`s Discussion and Analysis in your recently filed Form 10-Q for the second quarter ended February 12, 2005. It appears that these types of transactions will continue to have an increasingly positive impact your cash flows since your purchase and payment of an item sold occurs after you have collected from the customer. You also state in your response that sales from POS arrangements approximated 8% of total sales for the twenty-four week period ended February 12, 2005 compared with the 3% for fiscal
2004. Based on your total sales of $5.6 billion for fiscal 2004, sales from POS arrangements could approximate $450 million on an annual basis. We believe these amounts are relevant to a reader of your financial statements and disclosure of the amount of these sales for all periods presented would provide meaningful disclosure. Please show us what your revised disclosures relating to these POS arrangements will look like in future filings.

Vendor Allowances and Advertising Costs, page 21

2. Please tell us and revise future filings to disclose the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. In addition, please disclose the following:

* the percentage of vendors with whom you have reimbursement agreements;
* the terms (length of time) and conditions of the agreements;
* whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursement of cooperative advertising expenses;
* if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in your Management`s Discussion and
Analysis section how reductions in the current level of advertising expenditures may or may not adversely affect revenues; and
* the dollar amount of the excess reimbursements, if any, over costs incurred that is recorded as a reduction of cost of sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your supplemental response what your revised disclosures will look like.

Note C - Accrued Expenses, page 34

3. We have read your response to our prior comment no. 10 in our March 9, 2005 comment letter relating to your disclosure of vendor allowances received in connection with warranty liabilities.
Please
tell us and disclose in your future filings the amount of allowances in excess of warranty liabilities that is reclassified to inventory for all periods presented.

General

		As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

		Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101
(a) of Regulation S-T. If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 551-3241 or Donna Di Silvio at (202) 551-3202 or, in their absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

							Sincerely,



							Michael Moran
							Accounting Branch Chief


Mr. Steve Odland
AutoZone, Inc.
June 8, 2005
Page 1